United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-31384

Bell Canada International Inc. (Exact name of registrant as specified in its charter)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 392-2384
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

     Approximate number of holders of record as of the certification or notice date: 258

     Pursuant to the requirements of the Securities Exchange Act of 1934 Bell Canada International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2004	By:	[signed: Howard N. Hendrick]

	Name:	Howard N. Hendrick
	Title:	Executive Vice-President and Chief Financial Officer